FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 15, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 15, 2009; and

2.

Material Change Report dated September 15, 2009 (re: September 15, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 15, 2009

By:

/s/ John Resing

(Name)

Its:

Chairman of the Board of Directors

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Organizational Changes

Vancouver, BC – September 15, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) and Mr. Richard Fifer announce the formation of Azuero Mining, S.A., a new company that will pursue exploration and development of opportunities for growth.  Petaquilla is transferring these opportunities to the new company that will be led by Mr. Fifer as the founding Director, President and Chief Executive Officer (“CEO”).  The new company’s initial “seed capital” funding has been established by Mr. Fifer and others.  These funds will be used to acquire the relevant mineral tenures and the pre-closing costs of a substantial initial financing.  Petaquilla will own an initial 50% of the new company and has the right, but not the obligation, to invest on a pro-rata basis in any additional financing to maintain its pro rata ownership.

To pursue this new opportunity Mr. Fifer has tendered his resignation as President and CEO of Petaquilla Minerals Ltd. effective immediately.  Mr. Fifer will continue as a Director of the Company.

Petaquilla has appointed Mr. Chris Davie as President and CEO of the Company.  Mr. Davie has over 35 years experience in the mining industry, with expertise in the mining and processing of a wide range of metal ores and both operations and project management.  Mr. Davie previously served as President and CEO of Virgin Metals Inc., where he managed the early stage development of two molybdenum–copper projects in Mexico.  Prior to his term with Virgin Metals Inc., Mr. Davie served as President and CEO of Queenstake Resources Ltd.  Mr. Davie holds degrees of Associate of Camborne School of Mines and Master of Science in Mining Engineering from the University of London.

The Company has appointed its Chief Operating Officer, Mr. Joao Manuel, as President and CEO of two of the Company’s subsidiaries, Petaquilla Gold, S.A. and Petaquilla Infrastructure Ltd.

Further, the Company announces the appointment of Mr. John H. Resing as the Chairman of the Board succeeding Mr. Robert Baxter.  Mr. Baxter has requested this change due to his time commitment and demands required as President and Chief Operating Officer of Norsemont Mining Inc. and as a director of Chariot Resources Limited and other public companies.  Mr. Baxter will continue to serve as a director of the Company.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

John H. Resing
Chairman of the Board of Directors

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

September 15, 2009

Item 3.

News Release

The Company’s news release dated September 15, 2009, was disseminated by Marketwire, Incorporated on September 15, 2009.

Item 4.

Summary of Material Change

The Company announced organizational changes with Mr. Richard Fifer tendering his resignation as President and CEO of the Company but continuing as a Director of the Company. The Company has appointed Mr. Chris Davie as President and CEO of the Company. In addition, the Company announced the appointment of Mr. John H. Resing as the Chairman of the Board succeeding Mr. Robert Baxter, whom will remain as a Director. The Company’s Chief Operating Officer, Mr. Joao Manuel, has also been appointed President and CEO of two of the Company’s subsidiaries, Petaquilla Gold, S.A. and Petaquilla Infrastructure Ltd.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

John Resing, Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated September 15, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ John Resing

John Resing

Chairman of the Board of Directors

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

John Resing

Contact Telephone number:

604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Organizational Changes

Vancouver, BC – September 15, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) and Mr. Richard Fifer announce the formation of Azuero Mining, S.A., a new company that will pursue exploration and development of opportunities for growth.  Petaquilla is transferring these opportunities to the new company that will be led by Mr. Fifer as the founding Director, President and Chief Executive Officer (“CEO”).  The new company’s initial “seed capital” funding has been established by Mr. Fifer and others.  These funds will be used to acquire the relevant mineral tenures and the pre-closing costs of a substantial initial financing.  Petaquilla will own an initial 50% of the new company and has the right, but not the obligation, to invest on a pro-rata basis in any additional financing to maintain its pro rata ownership.

To pursue this new opportunity Mr. Fifer has tendered his resignation as President and CEO of Petaquilla Minerals Ltd. effective immediately.  Mr. Fifer will continue as a Director of the Company.

Petaquilla has appointed Mr. Chris Davie as President and CEO of the Company.  Mr. Davie has over 35 years experience in the mining industry, with expertise in the mining and processing of a wide range of metal ores and both operations and project management.  Mr. Davie previously served as President and CEO of Virgin Metals Inc., where he managed the early stage development of two molybdenum–copper projects in Mexico.  Prior to his term with Virgin Metals Inc., Mr. Davie served as President and CEO of Queenstake Resources Ltd.  Mr. Davie holds degrees of Associate of Camborne School of Mines and Master of Science in Mining Engineering from the University of London.

The Company has appointed its Chief Operating Officer, Mr. Joao Manuel, as President and CEO of two of the Company’s subsidiaries, Petaquilla Gold, S.A. and Petaquilla Infrastructure Ltd.

Further, the Company announces the appointment of Mr. John H. Resing as the Chairman of the Board succeeding Mr. Robert Baxter.  Mr. Baxter has requested this change due to his time commitment and demands required as President and Chief Operating Officer of Norsemont Mining Inc. and as a director of Chariot Resources Limited and other public companies.  Mr. Baxter will continue to serve as a director of the Company.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

John H. Resing
Chairman of the Board of Directors

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.